Exhibit 1

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5

For Immediate Release	News Release

AMEX: PAL, PAL.WS

TSX:  PDL, PDL.WT

North American Palladium Preliminary Economic Assessment Confirms
Long Term Potential of Offset High Grade Zone

Highlights

•                  Production at Lac des Iles mine from the Offset High Grade Zone sustainable at 250,000 ounces palladium per year (plus by-products) to 2018.

•                  Strong financial returns at two-year trailing average prices. Internal Rate of Return (IRR) of 29% before taxes and royalties.

•                  North American Palladium moving immediately to feasibility study.

TORONTO, May 7 — North American Palladium Ltd. today announced positive results from a preliminary economic assessment of its Offset High Grade Zone (OHGZ), at the Company’s Lac des Iles Mine (LDI) north of Thunder Bay, Ontario.  The study indicates the viability of extending the Company’s underground mining operation to 2018.

Micon International Limited was engaged to examine the economic viability of several mining scenarios for the OHGZ.  These included a continuation of the existing ramp system from the current underground mine, several shaft options and a conveying option.  The study concludes that the deposit can be mined at a rate of 4,000 to 7,000 tonnes per day using a series of conveyors and access ramps at an initial capital cost of Cdn$37 million.  The base case scenario yielded an internal rate of return of 29% before taxes and royalties, a net present value of US$31.8 million at a 10% discount rate, and a three-year payback period. The report is subject to confirmation by a definitive feasibility study including further delineation of the resources presently classified as inferred.

The Micon study proposes continuation of the longhole stoping mining method currently in use at the existing underground operation at LDI.  The development scenario contemplates commencing production from the upper portion of the OHGZ by late 2010, which coincides with the resource depletion in the existing underground operation.  Production from OHGZ will ramp up to 6,000 tpd by 2012.  Using the conveying system to bring ore to surface is advantageous since it provides a great deal of flexibility in decision-making and with the economics of the project.  It avoids the large upfront cost of a conventional shaft-hoist system and spreads the majority of capital expenditures throughout the life of the mine.

Mr. Jim Excell, President and CEO said: “The result from this preliminary economic assessment demonstrates that we could have another decade of underground mining at Lac des Iles.  An advantage of this project is that we expect to fund development from 2011 onward from the positive cash flow the project will generate.  In light of current favourable PGM market conditions, management is also assessing the economic viability of a southern extension of the open pit, which could prolong the mine life of the open pit by an additional two to three years.”

Financial Analysis & Assumptions

Traditional Discounted Cash Flow (DCF) models were prepared to determine the Internal Rates of Return (IRR) and the Net Present Values (NPV) for different metal price assumptions on a pre-tax and pre-royalty basis.  The results are summarized as follows:

•                 Production from the OHGZ ramps up to 6,000 tpd by 2012.

•                  A 6,000 tpd operation yields 250,000 oz palladium, 16,000 oz platinum, 17,000 oz gold, two million lbs nickel and 4 million lbs copper annually.

•                  Operating costs are estimated at Cdn$39.75 per tonne.

•                  Initial capital expenditure of Cdn$37 million; Cdn$188 million remaining capital expenditure funded out of cash flow for the remaining eight years of mine life.

Metal Price Assumptions (US$) Two Year Trailing Average(1),(2)
Palladium	$356/ oz
Platinum	$1,328/ oz
Gold	$697/ oz
Nickel	$10.60/ lb
Copper	$3.15/ lb

(1) Nickel based on third party estimates for 2009.

(2) On May 6, 2008 the spot prices in US$ were: Pd $425/oz, Pt $1940 and Au $880.  LME prices on May 2, 2008 were Ni $12.52 and Cu $3.73.

	Sensitivity Analysis(1)
	Base Case		+15%	+25%	-15%	-25%
Metal Prices
NPV @10%	$31.8		$114.9	$170.4	$(51.4)	$(106.9)
IRR	29%		70%	93%	—	—
Operating Cost	$39.75	/tonne
NPV @10%	$31.8		$(16.5)	$(48.6)	$80.0	$112.1
IRR	29%		—	—	54%	69%
Capital Costs	$225
NPV @10%*	$31.8		$12.5	—	$51.0	$63.8
IRR	29%		17%	10%	45%	57%

(1) NPV expressed in US$ millions, at a Cdn$ to US$ exchange rate of 1:1.

The preliminary economic assessment was prepared under the supervision of Mr. Mani Verma, P.Eng, of Micon International Limited, who is an Independent Qualified Person as defined under NI 43-101, and based on North American Palladium’s most recent NI 43-101 report for the OHGZ completed by Scott Wilson Roscoe Postle Associates Inc. (RPA) dated February 23, 2007.

This economic assessment is preliminary in nature and includes measured, indicated and inferred mineral resources.  Approximately 80% of the resources included in the preliminary economic assessment are in the inferred category.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable the resource to be categorized as mineral reserves. The study’s level of accuracy is deemed to be plus or minus 20-25%.  There is no certainty that the preliminary economic assessment will be realized.

About The Offset High Grade Zone

The primary deposit at the Company’s Lac des Iles property is the Roby Zone, which is currently being mined using open pit and underground mining methods. The OHGZ is believed to be the fault displaced continuation of the Roby Zone mineralization and is located below and approximately 250 meters to the west of the Lac des Iles underground mine.  A mineral resource estimate showed that the OHGZ has significantly more mineral resources than the current underground mine at similar grades, while still being open along strike to the north, south and at depth.

The current mineral resource estimates for the OHGZ are as follows:(1)

	Tonnes 000’s	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Pd Eq (g/t)
Total Measured & Indicated Resources	3,239	5.45	0.38	0.39	0.121	0.133	8.24
Total Inferred Resources	12,794	5.25	0.38	0.37	0.108	0.124	8.24

(1) Mineral resource estimate prepared by Scott Wilson Roscoe Postle Associates; see press release dated April 2, 2007.           Mineral resources that are not mineral reserves do not have demonstrated economic viability.

RPA has been retained to update this mineral resource estimate for the upper portion of the OHGZ using the results of a recent infill drilling program (see press release dated April 29, 2008).

OHGZ Future Development

North American Palladium will immediately proceed to the feasibility stage for this project, including updating the current resource estimate.  The Company will be making a development decision by the end of 2008, with production planned to commence in 2010.  Ongoing drill programs will be conducted throughout 2009 and 2010 to confirm resources.  Potential also exists to add new resources along strike to the north and south and at depth.

About North American Palladium

North American Palladium is one of North America’s largest producers of palladium.  The Company’s core palladium business at the Lac des Iles mine is strengthened by a significant contribution from platinum, nickel, gold and copper by-product metals.  The Company is actively progressing its three advanced exploration projects: the Offset High Grade Zone at its Lac des Iles Mine, the Shebandowan West Project, located approximately 100 kilometres from the mine, and the Arctic Platinum Project in Finland.  Please visit www.napalladium.com for more information.

For further information please contact:

Jim Excell

President and Chief Executive Officer
Tel:         (416) 360-7971 Ext. 223

Email:      jexcell@napalladium.com

Linda Armstrong

Director, Investor Relations

Tel:         (416) 360-7971 Ext. 226

Email:      larmstrong@napalladium.com

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Forward-Looking Statements

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws.  The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company’s underground mine, the Offset High Grade Zone and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected.  The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.